October 15, 2010
FOR RELEASE AT 8:00am ET

China Cablecom Holdings, Ltd.
www.chinacablecom.net
CONTACT: 212-888-8890
Email: ir@chinacablecom.net

China Cablecom Holdings, Ltd. Reports Second Quarter 2010 Financial Results

Binzhou and Hubei operations generated second quarter revenue increases of approximately 30% year-over-year; Company reiterates financial and operational guidance for full year 2010

SHANGHAI, CHINA— (Marketwire – October 15, 2010) - China Cablecom Holdings, Ltd. ("China Cablecom" or the “Company”) (NASDAQ: CABL), a joint-venture provider of cable television services in the People's Republic of China (“PRC” or “China”), announced today its unaudited financial results for the second quarter ended June 30, 2010.

Second Quarter 2010 Highlights:

▪	Hubei revenues were $10.9 million, an increase of 29% over the second quarter of 2009
▪	Hubei earnings before interest, taxes, depreciation and amortization (“EBITDA”) representing the Company’s 55% share was $2.6 million, an increase of 38% over the second quarter of 2009
▪	Hubei added nearly 23,000 subscribers during the quarter
▪	Binzhou revenues were $3.1 million, an increase of 34% over the second quarter of 2009
▪	Binzhou EBITDA representing the Company’s 60% share was $1.4 million, an increase of 54% over the second quarter of 2009

Comments from Mr. Clive Ng, Founder & Executive Chairman

“We have delivered another quarter of strong performance,” says Clive Ng, Founder and Executive Chairman of China Cablecom. “The first half of 2010 has been a productive year for our joint venture partners and cable operations in Binzhou and Hubei. China’s deployment of digitalization continue nationwide with expectations of a full digital TV broadcasting by 2015, and we are pleased to announce that our digital subscribers have grown 20% from a quarter-to-quarter comparison. We continue to implement aggressive cost-cutting efforts in our China and U.S. operations and with the continued increase in paying subscribers, digital growth and ARPU rates, we are confident in the development of China’s media opportunities and of the future progress of our operations.”

Financial Results for the Second Quarter of 2010

Consolidated revenues for the second quarter of 2010 were $14 million compared to consolidated revenues of $10.7 million for the second quarter of 2009. The increase was due to growth in paying subscribers and revenues generated in subscription and installation fees.  Consolidated operating expenses for the second quarter of 2010 were $5.7 million compared to consolidated operating expenses of $4.7 million for the second quarter of 2009.

Based on U.S. GAAP, net loss attributable to ordinary shareholders for the second quarter of 2010 was $2.4 million or $0.39 per basic and fully diluted share compared to a net loss attributable to ordinary shareholders of $4.4 million, or $1.37 per basic and fully diluted share in the second quarter of 2009.

The net loss for the second quarter 2010 was significantly impacted by (1) non-cash amortization of intangible assets which were acquired in connection with China Cablecom's acquisition of Binzhou Broadcasting and Hubei in the amount of $0.37 million and $0.33 million, respectively, (2) non-cash interest expense associated with original issue debt discount and deferred financing costs relating to China Cablecom's senior secured, junior secured and unsecured notes in the amount of $0.93 million, (3) non-cash stock based compensation in the amount of $0.41 million.

Business Outlook

For the full year of 2010, China Cablecom reiterates its revenue guidance of $50-55 million. This includes total paying subscribers of 1.8 million and consolidated digital subscribers of  750,000.

Based on these metrics, the Company estimates EBITDA for 2010 to be in the range of $14-15 million, accounting for the 60% economic ownership in Binzhou and 55% economic ownership in Hubei.

Operating Metrics

The following summary financial and operating highlights for Binzhou and Hubei reflect the results of the respective operating joint ventures on a stand-alone basis and do not include China Cablecom's corporate operations and overhead. EBITDA reflects China Cablecom's consolidated share of 55% and 60% in Hubei Chutian and Binzhou Broadcasting, respectively.

	Quarter ended June 30,
(unaudited)	2010	2009	%
Binzhou Broadcasting
Revenue	$3,111,074	$2,322,358	34%
EBITDA - 60% share	$1,372,856	$891,286	54%
Non-financial metrics:
Paying subscribers	486,192	479,604	1%
Digital subscribers	83,126	3,465	2,299%
ARPU	$1.94	$1.40	39%
Hubei Chutian
Revenue	$10,864,841	$8,399,810	29%
EBITDA - 55% share	$2,589,652	$1,872,004	38%
Non-financial metrics:
Paying subscribers	1,254,699	1,125,021	12%
Digital subscribers	513,001	185,794	176%
ARPU	$2.51	$2.08	21%

Total revenue	$13,975,915	$10,722,168	30%
Total EBITDA - CABL's share	$3,962,508	$2,763,290	43%

	Six months ended June 30,
(unaudited)	2010	2009	%
Binzhou Broadcasting
Revenue	$6,198,727	$4,604,957	35%
EBITDA - 60% share	$2,464,017	$1,814,817	36%
Non-financial metrics:
Paying subscribers	486,192	479,604	1%
Digital subscribers	83,126	3,465	2,299%
ARPU	$1.92	$1.38	39%
Hubei Chutian
Revenue	$21,201,836	$16,076,056	32%
EBITDA - 55% share	$5,077,499	$3,204,963	58%
Non-financial metrics:
Paying subscribers	1,254,699	1,125,021	12%
Digital subscribers	513,001	185,794	176%
ARPU	$2.49	$2.07	20%

Total revenue	$27,400,563	$20,681,013	32%
Total EBITDA - CABL's share	$7,541,516	$5,019,780	50%
nm = not meaningful

Conference Call and Webcast

China Cablecom’s management team will host a conference call today at 8:30 a.m. EDT, October 15, 2010 (or 8:30 p.m., October 15, 2010 Shanghai time). To listen to the conference call, please use the dial-in numbers below:

USA Toll Number: 1-877-941-1465
International: 1-480-629-9644

A replay of the call will be available for two weeks following the call and can be accessed by dialing the numbers below:

USA Toll Number: 1-800-406-7325
International: 1-303-590-3030
PASSCODE: 4373677#

The conference call will be available on webcast live and available for replay at: www.chinacablecom.net.

About China Cablecom Holdings

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. China Cablecom has consummated the acquisition of a 55 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 1,200,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.7 million paying subscribers. China Cablecom's strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. China Cablecom Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that China Cablecom Holdings makes with the U.S. Securities and Exchange Commission, including the Annual Report on Form 20-F filed with respect to the year ended December 31, 2009.

CHINA CABLECOM HOLDINGS LIMITED

Unaudited Consolidated Balance Sheets

	June 30, 2010	December 31, 2009
	(unaudited)	(audited)
ASSETS
Current Assets:
Cash and cash equivalents	$24,741,970	$23,938,460
Accounts receivable	1,416,775	1,973,333
Prepaid expenses and advances	9,272,660	9,222,547
Inventories	8,223,774	6,033,914
Total Current Assets	43,655,179	41,168,254

Property, Plant & Equipment, net	92,113,229	89,329,880
Construction In Progress	6,137,716	3,967,552
Intangible assets, net	33,638,841	35,042,708
Goodwill	19,275,561	19,275,561
Other Assets:
Deferred financing costs, net	1,816,990	1,987,215
Total Assets	$196,637,516	$190,771,170

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$21,683,311	$17,504,073
Service performance obligation – deferred revenue	6,914,980	3,069,899
Other current liabilities	11,293,561	9,374,749
Note payable – noncontrolling interest	24,112,196	27,626,772
Total Current Liabilities	64,004,048	57,575,493
Long Term Liabilities:
Senior secured notes, net of discount	9,207,887	7,973,096
Secured notes, net of discount	16,159,034	17,062,563
Unsecured notes, net of discount	5,134,795	5,134,795
Note payable – noncontrolling interest, net of current portion	57,191,241	64,347,852
Total Liabilities	151,697,005	152,093,799

EQUITY
Series A convertible preferred shares, $.0005 par value; 70,000,000 authorized shares, 59,621,981 shares issued and outstanding (December 31, 2009 62,161,965 shares issued)	29,811	31,081
Series B convertible preferred shares, $.0005 par value; 25,000,000 authorized shares, 19,791,825 shares issued and outstanding (December 31, 2009 23,158,080 shares issued)	9,896	11,579
Ordinary shares, $.0015 par value; 51,666,667 authorized shares, 7,256,883 shares issued and outstanding (December 31, 2009 4,688,151shares issued)	10,886	7,033
Additional paid-in capital	112,084,017	109,452,870
Statutory reserves	141,582	141,582
Accumulated deficit	(77,817,812)	(73,111,896)
Accumulated other comprehensive income	568,224	595,396
Shareholders’ equity	35,026,604	37,127,645
Non-controlling interest	9,913,907	1,549,726
Total equity	44,940,511	38,677,371
Total liabilities and shareholders’ equity	$196,637,516	$190,771,170

CHINA CABLECOM HOLDINGS LIMITED

Unaudited Consolidated Statements of Operations
(in US dollars, except share data)

	Quarter ended June 30,		Six months ended June 30,
	2010	2009	2010	2009

Revenue	$13,975,915	$10,722,168	$27,400,563	$20,681,013
Cost of sales	8,804,244	6,608,915	17,281,563	13,025,441
Gross profit	5,171,671	4,113,253	10,119,000	7,655,572
Operating expenses
General and administrative expenses	5,735,650	4,689,379	11,381,502	10,515,740
Loss from operations	(563,979)	(576,126)	(1,262,502)	(2,860,168)
Other income (expense)
Interest income	44,195	38,373	78,743	82,847
Other income	429,519	241,644	595,343	453,257
Interest expense	(1,092,935)	(3,488,622)	(2,060,882)	(6,780,875)
	(619,222)	(3,208,605)	(1,386,796)	(6,244,771)
Loss before income taxes	(1,183,201)	(3,784,731)	(2,649,298)	(9,104,939)
Income taxes	(635,999)	(144,026)	(1,116,652)	(254,512)
Loss from operations before noncontrolling (“minority”) interest	(1,819,199)	(3,928,757)	(3,765,950)	(9,359,451)
Noncontrolling (“minority”) interest in income	(532,961)	(474,651)	(939,966)	(592,525)
Net loss	(2,352,160)	(4,403,408)	(4,705,916)	(9,951,976)
Loss per common share:
- Basic and fully diluted	$(0.39)	$(1.37)	$(0.87)	$(3.09)
Weighted average shares
- Basic and fully diluted	5,957,866	3,225,710	5,424,637	3,225,710

Reconciliation of Non-U.S. GAAP Measures

This release contains discussion of China Cablecom's revenues, as well as EBITDA. Although EBITDA is not a measure of financial condition or performance determined in accordance with U.S. GAAP, China Cablecom uses EBITDA to value businesses it acquires or anticipates acquiring. EBITDA is not defined in the same manner by all companies and may not be comparable to other similarly titled measures of other companies unless the definition is the same.

Below is a table reconciling certain non- U.S. GAAP financial measures appearing elsewhere herein relating to China Cablecom to the most closely analogous U.S. GAAP measures:

	3 Month ended	6 Month ended
	30-Jun-10	30-Jun-10

Net loss attribute to ordinary share holders	(2,352,160)	(4,705,915)
Amortization	787,517	1,574,092
Depreciation	2,825,017	5,596,407
Interest income	(27,181)	(49,479)
Interest & Finance	1,020,967	1,954,096
Stock based compensation to employee	414,580	841,095
Stock based compensation to service provider	326,250	326,250
Income tax	361,007	629,750
Non-GAAP income (EBITDA)	3,355,997	6,166,296

Reconciliation to operating matrics
Binzhou Broadcasting EBITDA - 60% share	1,372,856	2,464,017
Hubei Chutian EBITDA - 55% share	2,589,652	5,077,499
Corporate overhead	(606,511)	(1,375,220)
	3,355,997	6,166,296